Exhibit 99.2

THIS AMENDED AND RESTATED SUBORDINATED GUARANTEE (this “Subordinated Guarantee”) is made as of January 12, 2012 by Sun Life Financial Inc., a company incorporated under the Insurance Companies Act (Canada).

RECITALS:

A.	The Guarantor gave a subordinated guarantee dated November 15, 2007 (the “Initial Guarantee”) in order to enable SLA to rely on the exemption order dated November 15, 2007, which was issued to save SLA time, cost and inconvenience.

B.	The Guarantor wishes to give this Subordinated Guarantee, which amends and restates the Initial Guarantee, in order to enable SLA to rely on the Exemption Order, which will save SLA time, cost and inconvenience.

C.	As the owner of all of SLA’s outstanding common shares, the Guarantor will indirectly benefit from the savings to SLA referred to in the previous recitals.

D.	The Trustee is the trustee under a trust indenture made as of November 23, 2005 between the Guarantor and the Trustee, as amended and supplemented in accordance with the terms thereof, and the debt securities of the Guarantor outstanding under such trust indenture constitute Guarantor Senior Indebtedness.

THEREFORE, in consideration of the sum of $1.00, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor agrees as follows:

Section 1. Defined Terms. In this Subordinated Guarantee, including the recitals:

“1998 Indenture” means the trust indenture made as of May 15, 1998 between SLA and the Trustee, as amended and supplemented in accordance with the terms thereof;

“2002 Indenture” means the trust indenture made as of June 25, 2002 between SLA and the Trustee, as amended and supplemented in accordance with the terms thereof;

“Debentures” means SLA’s 6.30% subordinated debentures due 2028 and 6.15% subordinated debentures due 2022;

“Exemption Order” means the order dated January [15], 2012, as may be amended or superceded from time to time, relieving SLA from certain continuous disclosure and certification requirements under Canadian securities laws, or any similar exemption order with respect to the foregoing;

“Guaranteed Obligations” has the meaning attributed to such term in Section 2;

“Guarantor” means Sun Life Financial Inc.;

“Guarantor Senior Indebtedness” means the principal of, and the interest and premium, if any, on:

(a)	indebtedness of the Guarantor (other than indebtedness in respect of this Subordinated Guarantee), whether outstanding on the date of this Subordinated Guarantee or thereafter created, incurred, assumed or guaranteed, for money borrowed by the Guarantor or for money borrowed by others (other than the Debentures) for the payment of which the Guarantor is responsible or liable;

(b)	indebtedness of the Guarantor, whether outstanding on the date of this Subordinated Guarantee or thereafter created, incurred, assumed or guaranteed, in connection with the acquisition by the Guarantor or by others of any business, property or other assets; and

(c)	renewals, extensions, or refundings of any indebtedness referred to in clause (a) or (b) of this definition,

unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is not prior in right of payment to, but ranks equally with or subordinate in right of payment to, the Debentures or this Subordinated Guarantee;

“Holders” means the Persons for the time being entered in the registers of SLA as holders of Debentures;

“Indentures” means the 1998 Indenture and the 2002 Indenture;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“SLA” means Sun Life Assurance Company of Canada; and

“Trustee” means CIBC Mellon Trust Company and any successor trustee pursuant to the terms of the Indentures.

Section 2. Guarantee. The Guarantor hereby unconditionally and irrevocably guarantees in favour of each Holder and the Trustee, on behalf of each Holder, as principal and not merely as surety, the due and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the principal of, and the interest, premium, fees and other amounts payable, if any, by SLA on each Debenture, provided, however, that the payment of interest on overdue installments of interest is guaranteed only to the extent permitted by law (such amounts, the “Guaranteed Obligations”). If SLA fails to punctually make any payment of a Guaranteed Obligation, and such failure is continuing, the Guarantor shall cause such payment to be made as soon as practicable and, in any event, within 15 days of the date on which the payment was to have been made.

Section 3. Guarantee Absolute. The Guarantor’s obligation to pay the Guaranteed Obligations is absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)	any extension of the time or times for the payment of the Guaranteed Obligations, or any renewal, settlement, compromise, waiver, indulgence or release granted to SLA by the Holders or the Trustee in respect of any obligation of SLA under the Indentures or any Debenture, by operation of law or otherwise;

(b)	any modification or amendment of, or supplement to, the Indentures or any Debenture;

(c)	any change in the corporate existence, structure or ownership of SLA (other than pursuant to Section 12(b)) or the Guarantor, or any insolvency, bankruptcy, winding-up, reorganization or other similar proceeding affecting SLA or the Guarantor or their assets;

(d)	the existence of any defense, claim, set-off or other rights which the Guarantor may have at any time against SLA, the Trustee, any Holder or any other Person;

(e)	any invalidity, illegality, irregularity or unenforceability for any reason of the Indentures or any Debenture or in any part thereof as regards to SLA, or any provision of applicable law or regulation purporting to prohibit the payment by the Guarantor of any Guaranteed Obligation;

(f)	any other act or omission to act or delay of any kind by SLA, the Trustee, any Holder or any other Person, or any other circumstance whatsoever that might, but for the provisions of this clause, constitute a legal or equitable discharge of, or defense to, the Guarantor’s obligations under this Subordinated Guarantee;

(g)	any contest by SLA or any other Person as to the amount of any Guaranteed Obligation;

(h)	the failure to enforce the provisions of any Debenture or the Indentures; or

(i)	the recovery of any judgment against SLA or any action to enforce the same.

Section 4. Subordination.

(a)	The Guarantor’s obligation to pay any Guaranteed Obligation is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Guarantor Senior Indebtedness. Notwithstanding anything in this Subordinated Guarantee to the contrary, upon any distribution of assets of the Guarantor upon any dissolution, winding-up, liquidation or reorganization of the Guarantor, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Guarantor or otherwise (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Subordinated Guarantee upon the Guarantor Senior Indebtedness and the holders thereof with respect to payments in respect of this Subordinated Guarantee and the Holders by a lawful plan or reorganization under applicable insolvency law):

(i)	the holders of all Guarantor Senior Indebtedness shall be entitled to receive payment in full due thereon before any Holder is entitled to receive any payment in respect of a Guaranteed Obligation;

(ii)	any payment or distribution of assets of the Guarantor of any kind or character to which the Holders or the Trustee on behalf of the Holders would be entitled but for the provisions of this Section 4(a) shall be paid by the liquidating trustee, agent or other Person making such payment or distribution directly to the holders of Guarantor Senior Indebtedness or their representatives or to the trustees under any indenture under which any instruments evidencing any of such Guarantor Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Guarantor Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Indebtedness in respect thereof; and

(iii)	if, notwithstanding the foregoing, any payment or distribution of assets of the Guarantor of any kind or character shall be received by any Holder or by the Trustee on behalf of the Holders before payment in full of all Guarantor Senior Indebtedness, such payment or distribution shall be paid over to the holders of such Guarantor Senior Indebtedness or their representatives or to the trustees under any indenture under which any instruments evidencing any of such Guarantor Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Guarantor Senior Indebtedness remaining unpaid until all such Guarantor Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Guarantor Senior Indebtedness in respect thereof.

(b)	Subject to the payment in full of all Guarantor Senior Indebtedness, the Holders shall be subrogated to the rights of the holders of Guarantor Senior Indebtedness to receive payments or distributions of cash, property or securities of the Guarantor applicable to Guarantor Senior Indebtedness until any Guaranteed Obligations shall be paid in full and no payments or distributions to the Holders of cash, property or securities otherwise distributable to the holders of Guarantor Senior Indebtedness shall, as between the Guarantor, its creditors other than the holders of Guarantor Senior Indebtedness, and the Holders, be deemed to be a payment by the Guarantor to or on account of any Guaranteed Obligations. The provisions of Section 4(a) and this Section 4(b) are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Guarantor Senior Indebtedness, on the other hand. Nothing contained in Section 4(a) or this Section 4(b) or elsewhere in this Subordinated Guarantee is intended to or shall impair, as between the Guarantor, its creditors other than the holders of Guarantor Senior Indebtedness, and the Holders, the obligation of the Guarantor, which is unconditional and absolute, to pay to the Holders the Guaranteed Obligations, as and when the same shall become due and payable in accordance with the terms of this Subordinated Guarantee, or to affect the relative rights of the Holders and creditors of the Guarantor other than the holders of Guarantor Senior Indebtedness, nor shall anything in this Subordinated Guarantee, the Indentures or the Debentures prevent the Trustee or the Holders from exercising all remedies otherwise permitted by applicable law upon default under this Subordinated Guarantee or the Indentures, subject to the rights, if any, under Section 4(a) and this Section 4(b) of the holders of Guarantor Senior Indebtedness in respect of cash, property or securities of the Guarantor received upon the exercise of any such remedy.

(c)	No payment by the Guarantor on account of a Guaranteed Obligation shall be made unless full payment of amounts then due on Guarantor Senior Indebtedness has been made or duly provided for in money or money’s worth.

(d)	The Guarantor shall be subrogated to all rights of the Holders and the Trustee against SLA in respect of any amounts paid to the Holders by the Guarantor pursuant to this Subordinated Guarantee, provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the Guaranteed Obligations have been paid in full.

Section 5. Representations and Warranties. The Guarantor represents and warrants the matters set out below as of the date of this Subordinated Guarantee.

(a)	Authorization; No Contravention. The execution, delivery and performance by the Guarantor of this Subordinated Guarantee:

(i)	are within its powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official, and do not contravene its constituent documents; and

(ii)	do not contravene, or constitute a default under, any applicable law or regulation or of any judgment, injunction, order, decree, agreement or other instrument binding upon the Guarantor, or result in or require the creation or imposition of any lien on any of its assets, other than any contravention, default or lien that would not have a material adverse effect on its ability to perform its obligations under this Subordinated Guarantee.

(b)	Binding Effect. This Subordinated Guarantee constitutes the legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms.

(c)	Litigation. There is no action, suit or proceeding pending against the Guarantor or, to its knowledge, threatened against it before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision which:

(i)	except as disclosed by the Guarantor in any filings with Canadian securities regulatory authorities, would have a material adverse effect on its ability to perform its obligations under this Subordinated Guarantee; or

(ii)	in any manner draws into question the enforceability or validity of this Subordinated Guarantee.

Section 6. Manner of Payment. All payments to be made by the Guarantor under this Subordinated Guarantee shall be made to the Trustee for application in accordance with section 7.08 of the 1998 Indenture or section 7.7 of the 2002 Indenture, as the case may be.

Section 7. Enforcement of Guarantee. The Trustee or a Holder, subject to Section 14, need not seek or exhaust their recourse against SLA or any other Person in respect of the Guaranteed Obligations before being entitled to payment under this Subordinated Guarantee.

Section 8. Waiver. The Guarantor hereby irrevocably waives promptness, diligence, acceptance hereof, presentment, demand, filing of claims with a court in the event of the merger, amalgamation, reorganization, insolvency, bankruptcy or similar proceeding affecting SLA or its assets or change in corporate structure or ownership of SLA, protest and any and all other notice not provided for herein and, except as provided for herein, any requirement that at any time the Trustee, a Holder, subject to Section 14 or any other Person exhaust any right or take any action against SLA or any other Person and any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of the Guarantor or that might otherwise limit recourse against the Guarantor.

Section 9. Notices. All notices and other communications provided for or permitted under this Subordinated Guarantee shall be made as follows:

if to the Guarantor:	Sun Life Financial Inc. 150 King Street West Toronto, Ontario M5H 1J9

	Attention:	Executive Vice-President, Business Development and General Counsel
	Fax No.:	(416) 260-8318; and

if to SLA, the Trustee or any Holder, as specified in article 13 of the 1998 Indenture or article 11 of the 2002 Indenture, as the case may be.

Section 10. No Waiver; Remedies. No failure on the part of any Holder, subject to Section 14, or the Trustee to exercise, and no delay in exercising, any right under this Subordinated Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Subordinated Guarantee preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Subordinated Guarantee are cumulative and not exclusive of any remedies provided by law.

Section 11. Continuing Guarantee; Reinstatement in Certain Circumstances. The guarantee contained in this Subordinated Guarantee is a continuing guarantee and the Guarantor’s obligations hereunder shall remain in full force and effect until the termination of this Subordinated Guarantee pursuant to Section 12 notwithstanding the payment in full of any Guaranteed Obligation upon any failure to pay by SLA. This Subordinated Guarantee is binding upon the Guarantor and its successors and assigns and shall inure to the benefit of and be enforceable by a Holder, subject to Section 14, and the Trustee and their respective successors and permitted assigns, provided, however, that this Subordinated Guarantee shall not be construed to create any right in any Person other than a Holder, subject to Section 14, and the Trustee and their respective successors and permitted assigns, or to be a contract in whole or in part for the benefit of any Person other than a Holder, subject to Section 14, and the Trustee and their respective successors and permitted assigns. If at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of SLA or otherwise, the obligations of the Guarantor hereunder with respect to such Guaranteed Obligations shall be reinstated as though such payment had been due but not made at such time.

Section 12. Term. This Subordinated Guarantee shall terminate and be of no further force and effect (except in respect of any demand previously made on the Guarantor hereunder) at the earlier of:

(a)	unless the Guarantor and SLA agree to the contrary, the date as of which no Debentures are outstanding;

(b)	the date as of which the Guarantor no longer owns, directly or indirectly, all of the outstanding common shares of SLA;

(c)	the date as of which the Exemption Order is no longer available to SLA; and

(d)	the date on which SLA commences filing with the Canadian securities regulatory authorities its own annual financial statements, interim financial statements, annual information forms, annual and interim management’s discussion and analysis, press releases and material change reports in the case of material changes that are also material changes in the affairs of the Guarantor, and material contracts, in each case pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, as may be amended from time to time.

Section 13. Stay of Liability to Pay or Time for Payment. Without limiting any other provision of this Subordinated Guarantee, if the liability to pay or the time for payment of any Guaranteed Obligation is stayed upon the insolvency, bankruptcy or reorganization of SLA, the Guaranteed Obligations otherwise subject to payment under this Subordinated Guarantee shall nonetheless be payable by the Guarantor to the Trustee or, to the extent permitted by Section 14, the Holders forthwith on demand.

Section 14. Holders May Not Enforce. No Holder shall have the right to institute any suit, action or proceeding against the Guarantor for any default under this Subordinated Guarantee except in the manner and subject to the conditions, mutatis mutandis, set forth in section 7.07 of the 1998 Indenture or section 7.6 of the 2002 Indenture, as the case may be.

Section 15. Expenses. The Guarantor shall pay, or reimburse, the Trustee and the Holders for all costs and expenses, including reasonable attorneys’ fees and disbursements, reasonably incurred by them in connection with the enforcement of this Subordinated Guarantee, provided, however, that the Guarantor shall only be required to pay, or reimburse, for the reasonable attorneys’ fees and disbursements of one counsel for the Trustee and the Holders.

Section 16. Governing Law. This Subordinated Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS OF WHICH, the Guarantor has caused this Subordinated Guarantee to be duly executed and delivered as of the date first written above as a contract under seal with the intention that the Guarantor be bound whether or not there is consideration for this Subordinated Guarantee notwithstanding references to consideration in this Subordinated Guarantee.

SUN LIFE FINANCIAL INC.

By:	/s/ “Colm J. Freyne”
Name:	Colm J. Freyne
Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ “Thomas A. Bogart”
Name:	Thomas A. Bogart
Title:	Executive Vice-President, Business Development and General Counsel

(seal)